Richard Brand	Via E-Mail
T: +1 212 504 5757
richard.brand@cwt.com

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Gabor

September 8, 2023

Re:	Enphys Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed August 24, 2023
CIK No. 1850502

Dear Mr. Gabor:

On behalf of our client, Enphys Acquisition Corp. (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the oral comment received on August 31, 2023 (the “Oral Comment”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on August 24, 2023 (the “Proxy”). In response to the Oral Comment, the Company will make changes to the Proxy to be included in the Revised Proxy Statement on Schedule 14A as reflected in the marked pages set forth in Exhibit A hereto.

Please do not hesitate to contact Richard Brand at (212) 504-5757 or Erica Hogan at (212) 504-6645, of Cadwalader, Wickersham & Taft LLP with any questions or comments regarding this letter.

Sincerely

/s/ Richard Brand
Richard Brand

Exhibit A

If we were deemed to be an investment company for purposes of the Investment Company Act, our activities would be severely restricted, we would be required to institute burdensome compliance requirements and we may be forced to abandon our efforts to complete an initial business combination, and instead be required to liquidate the Company. To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, have to liquidate the securities held in the trust account and instead hold all funds in the trust account in an interest-bearing demand deposit account until the earlier of the consummation of our initial business combination or our liquidation. Interest on such demand deposit accounts is variable, and the Company cannot assure that such rate of interest will not decrease or increase significantly. Following any such liquidation, we will likely receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount that our public shareholders would receive upon any redemption or liquidation of the Company.

As described further above, the SPAC Rule Proposals include proposals relating to, among other matters, the circumstances in which SPACs such as us could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for SPACs from the definition of "investment company" under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the registration statement of its initial public offering (as defined below) (the "**IPO Registration Statement**"). The company would then be required to complete its initial business combination no later than 24 months after the effective date of the IPO Registration Statement.

Given that the SPAC Rule Proposals have not yet been adopted, there is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC~~, including a company like ours, that may not complete its initial business combination within 24 months after the effective date of its IPO Registration Statement~~. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company. If we were deemed to be an investment company for purposes of the Investment Company Act, our activities would be severely restricted, we would be subject to additional regulatory burdens and expenses and, unless we are able to modify our activities so that we would not be deemed an investment company, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning stock in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire worthless.

The funds in the trust account have, since our IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, ~~and we expect that we will,~~ on or prior to the 24-month anniversary of the effective date of the IPO Registration Statement, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the trust account, to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in an interest-bearing demand deposit account until the earlier of consummation of our initial business combination or liquidation. Interest on such demand deposit account is variable, and the Company cannot assure you that such rate of interest will not decrease or increase significantly. As a result, following such liquidation, we will likely receive minimal interest, if any, on the funds held in the trust account, which would reduce the dollar amount our public shareholders would receive upon any redemption of their shares or liquidation of the Company.

In addition, even prior to the 24-month anniversary of the effective date of our IPO Registration Statement, we may be deemed to be an investment company. The longer that the funds in the trust account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to such 24-month anniversary, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate the Company. Accordingly, we may determine, in our discretion, to liquidate the securities held in the trust account at any time, even prior to the 24-month anniversary of the effective date of our IPO Registration Statement, and instead hold all funds in the trust account in an interest-bearing demand deposit account, which would further reduce the dollar amount our public shareholders would receive upon any redemption of their shares or liquidation of the Company.